Exhibit (a)(iii)

December 7, 2009

Contact:  Emily Madison
(713) 975-7600

MAXXAM INC. ANNOUNCES SETTLEMENT OF LAWSUIT

HOUSTON, Texas (December 7, 2009) – MAXXAM (NYSE Amex:MXM) announced today that it had reached a settlement of two lawsuits that had been filed against the company and its Board of Directors challenging a proposed reverse stock split.  MAXXAM’s Board has proposed a 1-for-250 reverse stock split of its common and preferred stock, which is to be considered by stockholders at a December 23, 2009 special meeting.  Two lawsuits challenging the proposed reverse stock split were filed in the Delaware Court of Chancery.

On December 4, 2009, MAXXAM entered into a Memorandum of Understanding for Settlement with the plaintiffs in these lawsuits.  Pursuant to the settlement, MAXXAM is, among other things, increasing from $10.77 to $11.00 the cash out price to be paid to holders of fractional shares of common stock following the reverse stock split.    The company is also increasing from $11.52 to $11.75 the cash out price to be paid to holders of fractional shares of preferred stock following the reverse stock split.  MAXXAM also agreed (a) to provide certain financial and other information to stockholders through May 15, 2014, and (b) to use commercially reasonable efforts to cause our common stock to be quoted on the limited information tier of the pink sheets through June 30, 2014.

The settlement is subject to certain conditions – the execution of a formal stipulation of settlement, discovery by the plaintiffs to confirm the fairness and reasonableness of the settlement, the consummation of the reverse stock split, and the Delaware Court of Chancery approving the settlement and dismissing the litigation.  The other terms of the settlement are summarized in the Supplement to Proxy Statement attached to this press release.

The defendants in the litigation have denied, and continue to deny, that any of them has done anything wrong or that they have any liability in the matter.  MAXXAM and the defendants are entering into the settlement solely to (a) eliminate the costs and burdens that would be associated with continuing to defend against the litigation, (b) put to rest the claims which were or could have been asserted against the defendants in the litigation, and (c) permit the reverse stock split to proceed.